Mail Stop 6010


									April 11, 2006


Bradford S. Goodwin
Chief Executive Officer
Novacea, Inc.
601 Gateway Boulevard - Suite 800
South San Francisco, California  94080


Re:  	Novacea, Inc.
      Amendment No. 1 to Form S-1
	File No. 333-131741
	Filed March 28, 2006


Dear Mr. Goodwin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Use of Proceeds, page 30

1. We note your response to comment 11 and your revised disclosure.
However, we are reissuing our prior comment. Expand the discussion to provide an estimate of the amounts you anticipate using for the research related to each potential product and the stage of development you expect to achieve with these proceeds. To the extent that you expect to need additional funding or that you expect to use funding from other sources, please disclose this information and estimate these amounts. To the extent the amounts required or the stages of development you expect to achieve may change based on variables that are currently unknown, provide your current estimates and explain the unknown variables and how these variables will affect your estimates.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Overview

Critical Accounting Policies, page 36

2. We note your response to comment 13 and your revised disclosures.
Please expand your research and development costs disclosure to address the impacts that changes in these estimates have had in the periods presented. Include a discussion of the sensitivity of these estimates to reasonably possible changes in the assumptions used.

Obligations and Commitments, page 41
3. We note your response to comments 14 and 17. However, our comments are reissued. Please revise your disclosure to disclose the aggregate amount of potential milestone payments and the amounts paid to date for each agreement, including agreements where you may be required to make milestone payments and agreements where you may be entitled to receive milestone payments. We note that you have requested confidential treatment for some of the requested information. We are willing to grant requests for confidential treatment of individual milestone payments only if the aggregate amount of potential payments is disclosed in your registration statement.
4. We note your response to comment 16 and are reissuing the comment.
Please disclose when the latest to expire patent is scheduled to expire. To the extent that you are concerned that additional information is necessary to clarify that future events, such as additional patent grants or future commercial sales, will extend the duration of the agreement, please include this information.


Financial Statements

Notes to Financial Statements

Note 6.  Licensed Technology, page F-18

5. We note your response to comment 20 and your revised disclosures.
Despite a confidential treatment request, disclosures required by GAAP must be made. If the payments are reasonably possible you should disclose the aggregate amount and key events that would trigger payment. Refer to FAS 5. Furthermore, in the table of obligations on page 43 please include a discussion of why you are unable to estimate the timing of payments within the notes to the table.

Note 7. Stockholders` Equity (Net Capital Deficiency) and
Convertible
Preferred Stock

Stock Option Plan, page F-21

6. We note the supplemental information provided in response to comment 22 regarding management`s pricing of stock option grants.
Please be aware that we may have additional comments upon finalization of price range.

*	*	*

      	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Vanessa Robertson at 202-551-3649 or Lisa
Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K.
Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Alan C. Mendelson, Esq.
	Latham & Watkins LLP
	135 Commonwealth Drive
	Menlo Park, CA  94025